Exhibit 3.2

CERTIFICATE OF DESIGNATION

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

BLUE CALYPSO, INC.

Pursuant to Section 151 of the

General Corporation Law of

the State of Delaware

Blue Calypso, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

That, pursuant to authority conferred by the Corporation’s Certificate of Incorporation and by the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation (the “Board”), by unanimous written consent on October 14, 2011, adopted the following resolutions, which resolutions remain in full force and effect on the date hereof, creating a series of One Million Seven Hundred Thousand (1,700,000) shares of Preferred Stock, $0.0001 par value, designated as Series A Convertible Preferred Stock:

RESOLVED, that pursuant to the authority vested in the Board in accordance with the provisions of the Certificate of Incorporation of the Corporation and Section 151(g) of the General Corporation Law of the State of Delaware, the Board does hereby create, authorize and provide for the issuance of a series of Preferred Stock, $0.0001 par value, of the Corporation, designated as “Series A Convertible Preferred Stock,” having the voting powers, designation, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof that are set forth as follows:

Section 1.                                            Designation and Authorized Shares.   One Million Seven Hundred Thousand (1,700,000) shares of Preferred Stock, par value $0.0001 per share, of the Corporation are hereby designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”).

Section 2.                                            Stated Value.  Each share of Series A Preferred Stock shall have a stated value of $1.00 per share (the “Stated Value”).

Section 3.                                            Voting.  Except as otherwise expressly required by law, each holder of Series A Preferred Stock shall be entitled to vote on all matters submitted to shareholders of the Corporation and shall be entitled to the number of votes for each share of Series A Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited, equal to the number of shares of Common Stock such shares of Series A Preferred Stock are convertible into at such time.  Except as otherwise required by law, the holders of shares of Series A Preferred Stock shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.

Section 4.                                            Conversion.

(a)                                              Conversion Right.  Each share of Series A Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date such share was issued (subject to the limitations set forth in Section 4.c below), and without the payment of additional consideration by the holder thereof, into such number of fully-paid and nonassessable shares of Common Stock as is determined by dividing the Stated Value per share, by the Series A Conversion Price in effect at the time of conversion.  The “Series A Conversion Price” shall be $0.0679; provided, however, that the Series A Conversion Price, and the rate at which shares of Series A Convertible Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in Section 7 below. Shares of Series A Preferred Stock converted into Common Stock in accordance with the terms hereof shall be canceled and shall not be reissued.

(b)                                             Conversion Procedure.  In order to exercise the conversion privilege under Section 4, the holder of any shares of Series A Preferred Stock to be converted shall give written notice to the Corporation at its principal office that such holder elects to convert such shares of Series A Preferred Stock or a specified portion thereof into shares of Common Stock as set forth in such notice.  At such time as the certificate or certificates representing the Series A Preferred Stock which has been converted are surrendered to the Corporation, the Corporation shall issue and deliver a certificate or certificates representing the number of shares of Common Stock determined pursuant to Section 4.  In case of conversion under Section 4 of only a part of the shares of Series A Preferred Stock represented by a certificate surrendered to the Corporation, the Corporation shall issue and deliver a new certificate for the number of shares of Series A Preferred Stock which have not been converted.  Until such time as the certificate or certificates representing Series A Preferred Stock which has been converted are surrendered to the Corporation and a certificate or certificates representing the Common Stock into which such Series A Preferred Stock has been converted have been issued and delivered, the certificate or certificates representing the Series A Preferred Stock which have been converted shall represent the shares of Common Stock into which such shares of Series A Preferred Stock have been converted.  The Corporation shall pay all documentary, stamp or similar issue or transfer tax due on the issue of shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

(c)                                              Maximum Conversion. Notwithstanding anything to the contrary contained herein, a holder of shares of Series A Preferred Stock shall not be entitled to convert shares of Series A Preferred Stock if upon such conversion the number of shares of Common Stock to be received, together with the number of shares of Common Stock beneficially owned by the holder and its affiliates on the conversion date, would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock of the Corporation on such conversion date.  For the purposes of the provision to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder.  The holder shall have the authority and obligation to determine whether the restriction contained in this Section 4(c) will limit any conversion hereunder and to the extent that the holder determines that the limitation contained in this Section applies, the determination of the number of shares of Series A Preferred Stock that are convertible shall be the responsibility and obligation of the holder.  The holder may waive the conversion limitation described in this Section 4(c), in whole or in part, upon and effective after 61 days prior written notice to the Corporation to increase such percentage to up to 9.99%.

Section 5.                                            Other Provisions.

(a)                                              Reservation of Common Stock.  The Corporation shall at all times reserve from its authorized Common Stock, one hundred ten percent (110%) of the maximum aggregate number of shares of Common Stock issued or issuable upon conversion of all Series A Preferred Stock, ignoring any conversion limits set forth herein.

(b)                                             Record Holders.  The Corporation and its transfer agent, if any, for the Series A Preferred Stock may deem and treat the record holder of any shares of Series A Preferred Stock as reflected on the books and records of the Corporation as the sole true and lawful owner thereof for all purposes, and neither the Corporation nor any such transfer agent shall be affected by any notice to the contrary.

Section 6.                                            Restriction and Limitations.  Except as expressly provided herein or as required by law so long as any shares of Series A Preferred Stock remain outstanding, the Corporation shall not, without the vote or written consent of the holders of at least a majority of the then outstanding shares of the Series A Preferred Stock, take any action which would adversely and materially affect any of the preferences, limitations or relative rights of the Series A Preferred Stock.

Section 7.                                            Certain Adjustments.

(a)                                              Stock Dividends and Stock Splits.  If the Corporation, at any time while the Series A Preferred Stock is outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation pursuant to the Series A Preferred Stock), (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Corporation, each share of Series A Preferred Stock shall receive such consideration as if such number of shares of Series A Preferred Stock had been, immediately prior to such foregoing dividend, distribution, subdivision, combination or reclassification, the holder of the number of shares of Common Stock into which it could convert at such time.  Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b)                                             Fundamental Transaction. If, at any time while the Series A Preferred Stock is outstanding, (A) the Corporation effects any merger or consolidation of the Corporation with or into another person, (B) the Corporation effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Corporation or another person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of this Series A Preferred Stock, the holders shall have the right to receive, for each share of Common Stock that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of such shares of Common Stock.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 17th day of October 2011.

BLUE CALYPSO, INC.

By:	/s/ Andrew Levi
Name:	Andrew Levi
Title:	President and Chief Executive Officer